Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real San Diego, California 92130 O: 858.350.2300

CONFIDENTIAL TREATMENT REQUESTED

BY VENTYX BIOSCIENCES, INC.: VTYX – 0002

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Ventyx Biosciences, Inc.

662 Encinitas Blvd, Suite 250

Encinitas, California 92024

Attention: Raju Mohan, Chief Executive Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

October 5, 2021

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Li Xiao Jeanne Baker Deanna Virginio Suzanne Hayes

Re:	Ventyx Biosciences, Inc. Registration Statement on Form S-1 File No. 333-259891

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK                PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission October 5, 2021 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY VENTYX BIOSCIENCES, INC.

Filed October 5, 2021

Ladies and Gentlemen:

On behalf of Ventyx Biosciences, Inc., a Delaware corporation (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Draft Registration Statement on Form S-1 which was initially confidentially submitted to the Commission on August 20, 2021, which was subsequently updated by the Company with a Registration Statement on Form S-1 filed with the Commission on September 29, 2021 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The purpose of this letter is to notify the Staff that the price range for the Company’s initial public offering (“IPO”) included on the cover of the Company’s preliminary prospectus is expected to be within a pre-stock split range of $[***] and $[***] per share (the “Preliminary Price Range”) in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations. The Company anticipates implementing a reverse stock split prior to printing its preliminary prospectus and commencing its road show, and will present post-stock split share numbers and per-share price information in the amendment of the Registration Statement that includes the price range. This response letter presents all share numbers and per share price information on the pre-stock split basis. Prior to printing preliminary prospectuses and commencing the roadshow, the Company and its underwriters will further refine and narrow this price range so the breadth of the price range is consistent with Commission guidance. This Preliminary Price Range was determined based in part upon the Company’s prospects, prospects for the biotechnology industry, the Company’s preclinical studies and clinical trials, other developments in the Company’s business, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies, as well as input received from various communications that took place during September and October 2021 among the Board of Directors of the Company (the “Board”), senior management of the Company and representatives of Jefferies LLC, Evercore Group L.L.C., and Piper Sandler & Co., the joint book-running managers for the offering.

Determination of Estimated Preliminary Initial Public Offering Price Range

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range, on a pre-stock split basis, to be disclosed in the preliminary prospectus will be. Furthermore, the actual indicative price range to be included in the preliminary prospectus is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the Company and its markets. The indicative price range to be included in the preliminary prospectus will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus to potential investors.

Securities and Exchange Commission October 5, 2021 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY VENTYX BIOSCIENCES, INC.

Timing Considerations

The Company advises the Staff that it anticipates printing its preliminary prospectus as early as October 14, 2021 and commencing its roadshow on or about the same date, subject to market conditions and other factors, with a target pricing date of 3-5 business days following the commencement of the roadshow.

Convertible Preferred Stock Financings since February 1, 2020

On February 26, 2021, the Company closed a Series A convertible preferred stock financing for initial gross proceeds of $57.3 million at a purchase price of $0.9534578 per share. The Series A convertible preferred stock purchase agreement included a mutually agreed upon right for the existing investors to purchase an additional $57.0 million of Series A convertible preferred stock in connection with a second closing, which closed on June 10, 2021.

In connection with the initial closing of the Series A convertible preferred stock financing, the Company (i) acquired all of the issued and outstanding shares of each of Oppilan Pharma Limited (“Oppilan”) and Zomagen Biosciences Ltd (“Zomagen”) in a stock-for-stock exchange and (ii) substituted all of the outstanding options to purchase ordinary shares of Oppilan and Zomagen for options to purchase shares of Company common stock, in each case based on an exchange ratio of 0.762550:1 and 4.754014:1, respectively, which was determined by the valuations ascribed to each of Oppilan and Zomagen in connection with the transactions (collectively, the “Acquisitions”). Pursuant to the terms of the Oppilan and Zomagen acquisition agreements, the Company issued (A) shares of Company common stock and Series A-1 convertible preferred stock, in each case valued at $0.32 per share, and (B) options to purchase shares of Company common stock with an exercise price determined by applying the applicable exchange ratio to each optionholders existing exercise price of such option to purchase shares of Oppilan or Zomagen ordinary shares, as applicable.

Additionally, on September 9, 2021, the Company closed a Series B convertible preferred stock financing for gross proceeds of $51.0 million at a purchase price of $1.32338 per share.

Securities and Exchange Commission October 5, 2021 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY VENTYX BIOSCIENCES, INC.

Stock Grant and Stock Option Issuances by the Company since February 1, 2020

To facilitate the Staff’s review, the table below contains a complete list of all compensatory awards of common stock and options to purchase the Company’s common stock made from February 1, 2020 through the date of this letter (the “Review Period”). The table also includes the February 26, 2021 issuances by the Company of common stock and options to purchase Company common stock required to be exchanged by the former shareholders and optionholders of Oppilan and Zomagen in connection with the Acquisitions.

Grant Date	Shares of Common Stock Granted/Issued	Shares of Common Stock Underlying Options Granted	Exercise Price Per Share of Common Stock Underlying Options Granted		Fair Value Per Share of Common Stock at Grant Date
February 26, 2020	—	133,333	$0.08		$0.08
May 1, 2020	—	851,661	$0.14		$0.14
February 26, 2021(*)	7,831,449	1,018,123	(**	)	$0.32
May 6, 2021	911,450	7,656,180	$0.36		$0.36
August 17, 2021	—	11,156,154	$0.63		$0.63
September 17, 2021	—	14,198,005	$0.84		$0.84

(*)	Represents shares issued and options to purchase Company common stock exchanged in connection with the Acquisitions.
(**)

The individual exercise price per share of common stock underlying options exchanged in connection with the Acquisitions was determined by applying the applicable exchange ratio to each optionholders existing exercise price of such option to purchase shares of Oppilan or Zomagen ordinary shares, as applicable.

Overview of Option Pricing and Fair Value Determinations

The sections captioned “Stock-based compensation” and “Common stock valuation” on page 95 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement includes an explanation of the Company’s approach to accounting for stock-based compensation and factors considered by the Company in determining fair value.

Securities and Exchange Commission October 5, 2021 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY VENTYX BIOSCIENCES, INC.

As previously disclosed in the Registration Statement, each time the Board has granted common stock or options to purchase common stock, the Board has made such grant at a price intended to be equal to the fair value of the common stock on the date of grant, or in the case of option grants, granted such options with an exercise price intended to be equal to the fair value of the underlying common stock on the date of the grant. Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s common stock requires the Company’s Board to make complex and subjective judgments. In doing so, the Company’s Board considered a combination of valuation methodologies as described in the MD&A and below:

•

Option-Pricing Method: The option-pricing method (“OPM”) is a method in which shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•

Probability-Weighted Expected Return Method: The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

The Board, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Company’s common stock as of the date of each grant, including the following factors:

•	contemporaneous valuations of the Company’s common stock prepared by an unrelated third-party valuation firm;

•	the Company’s stage of development;

•	valuations of comparable companies;

•	the rights, preferences and privileges of the Company’s preferred stock relative to those of its common stock;

•

the Company’s financial condition and operating results, including its revenue, history of net losses, levels of available capital resources and equity market conditions affecting comparable public companies;

•	the general and industry-specific economic outlook, including with respect to the impact of the COVID-19 pandemic on the global economy and global stock market; and

•	the lack of marketability of the Company’s common stock.

Securities and Exchange Commission October 5, 2021 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY VENTYX BIOSCIENCES, INC.

The Company and its Board have consistently sought to comply with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”). Throughout the Review Period, the Company obtained frequent independent valuations from nationally recognized independent valuation firms, to assist the Board in making its determination of fair value and to ensure that all relevant business developments were taken into account in making valuation determinations. Throughout the Review Period, the Company’s Board consisted of individuals with significant experience in business, finance, investing and valuation methodologies, including determining the fair values of the common stock of such companies. In each instance, the Company’s Board made its determination of the estimated fair value of the Company’s common stock in good faith after discussion and, based on the information available on the date of grant, including the contemporaneous valuations mentioned in the MD&A and as described in additional detail below.

Third-Party Independent Valuations

The Board believes it made a thorough evaluation of the relevant factors to determine the fair value of the Company’s common stock on each option grant date, including independent third-party valuations of the Company’s common stock. Such third-party valuations were performed consistent with the guidance and methods outlined in the Practice Guide. A review of the methodology and key assumptions included in the independent third-party valuations considered for the purpose of determining the fair value of the Company’s common stock at each option grant date during the Review Period is further described below.

March 2019 Valuation Report and February 2020 Equity Grants

On February 26, 2020, the Company granted options to purchase a total of 133,333 shares of common stock at an exercise price of $0.08 per share. The Board determined the estimated fair value of the common stock at the time of the grants was $0.08 per share based on a number of factors, including a valuation report from its third-party independent valuation firm in March 2019 (the “March 2019 Valuation Report”).

The March 2019 Valuation Report estimated the fair value of the common stock by using the OPM framework to allocate the equity value across various equity classes as well as the debt comprising the Company’s capitalization structure. The OPM was chosen due to the complex capital structure of the Company and the uncertainty related to the timing and type of exit event at the time of the March 2019 Valuation Report. Under the OPM, each equity class was modeled as having a call option with a distinct claim on the total value of the Company. Each option’s exercise price was based on the Company’s total value available for each participating securityholder. The characteristics of each class of ownership determined the claim on the total value for that class of ownership. By constructing a series of options in which the exercise prices were set at incremental levels of value corresponding to the values necessary for each level of equity to participate, the incremental option value of each series was then able to be determined. When multiplied by the percentage of ownership of each equity class participating under that series, the result was the incremental value allocated to each class under that series. The Company’s common stock fair value was determined to be $0.132 per share under the OPM. The March 2019 Valuation Report further applied a 40% discount for lack of marketability (“DLOM”) to the value of the common stock on a non-marketable basis.

Securities and Exchange Commission October 5, 2021 Page 7	CONFIDENTIAL TREATMENT REQUESTED BY VENTYX BIOSCIENCES, INC.

At the time of the February 2020 stock option grants, the Board, with input from management, carefully considered all relevant information available to it, and determined there were no material changes to the Company’s business since March 2019, or in the assumptions upon which the March 2019 Valuation Report was based, which affected the fair value of the Company’s common stock on the date of the February 2020 stock option grants.

March 2020 Valuation Report and May 2020 Equity Grants

On May 1, 2020, the Company granted options to purchase a total of 851,661 shares of common stock at an exercise price of $0.14 per share. The Board determined the estimated fair value of the common stock at the time of the grants was $0.14 per share based on a number of factors, including a valuation report from its third-party independent valuation firm in March 2020 (the “March 2020 Valuation Report”).

The March 2020 Valuation Report estimated the fair value of the common stock by using the OPM framework to allocate the equity value across various equity classes as well as the debt comprising the Company’s capitalization structure. The OPM was chosen due to the complex capital structure of the Company and the uncertainty related to the timing and type of exit event at the time of the March 2020 Valuation Report. Under the OPM, each equity class was modeled as having a call option with a distinct claim on the total value of the Company. Each option’s exercise price was based on the Company’s total value available for each participating securityholder. The characteristics of each class of ownership determined the claim on the total value for that class of ownership. By constructing a series of options in which the exercise prices were set at incremental levels of value corresponding to the values necessary for each level of equity to participate, the incremental option value of each series was then able to be determined. When multiplied by the percentage of ownership of each equity class participating under that series, the result was the incremental value allocated to each class under that series. The Company’s common stock fair value was determined to be $0.231 per share under the OPM. The March 2020 Valuation Report further applied a 40% DLOM to the value of the common stock on a non-marketable basis.

At the time of the May 2020 stock option grants, the Board, with input from management, carefully considered all relevant information available to it, and determined there were no material changes to the Company’s business since March 2020, or in the assumptions upon which the March 2020 Valuation Report was based, which affected the fair value of the Company’s common stock on the date of the May 2020 stock option grants.

February 2021 Valuation Report and February 2021 Equity Grants

On February 26, 2021, in connection with the Acquisitions, the Company issued (i) 7,831,449 shares of common stock and (ii) options to purchase a total of 1,018,123 shares of common stock at an exercise price determined by applying the applicable exchange ratio to each optionholders existing exercise price of such option to purchase shares of Oppilan or Zomagen ordinary shares, as applicable. The Board determined the estimated fair value of the common stock at the time of the grants was $0.32 per share based on a number of factors, including a valuation report from its third-party independent valuation firm in February 2021 (the “February 2021 Valuation Report”).

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The February 2021 Valuation Report estimated the fair value of the common stock by using a derivation of the PWERM framework, known as the Hybrid Method. Generally, PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. In certain circumstances, it may be appropriate to use a hybrid of OPM and PWERM, coined the Hybrid Method. A specific example noted in the Practice Guide is to utilize a Hybrid Method for a company that anticipates a meaningful probability of a near-term initial public offering; however, if the initial public offering event falls through due to market or other factors, the chances for a liquidity event are much more uncertain, and the company is expected to remain private for a relatively longer time period. Discrete future outcomes considered under the Hybrid Method include an initial public offering, as well as non- initial public offering market-based liquidity outcomes. Determining the fair value of the enterprise using the Hybrid Method requires us to develop assumptions and estimates for both the probability of an initial public offering event, sale and other stay private outcomes, as well as the values we expect those outcomes could yield. In February 2021, as a result of our Series A and Series A-1 convertible preferred stock financing, we updated our market approach to include the back-solve method that assigns an implied enterprise value based on the most recent round of funding or investment and allows for the incorporation of the implied future benefits and risks of the investment decision assigned by an outside investor.

The Hybrid Method for the February 2021 Valuation Report considered an IPO scenario and a stay-private scenario. The Board, in consultation with management, weighted the probability of the IPO scenario at 20% and the stay-private scenario at 80%. The Company believes that the potential future events used in the valuation and the probability weighting of each future event were appropriate at the time. While the Company internally contemplated a proposed filing in connection with an IPO, it had not hired bankers or proceeded with a customary organizational meeting. The Hybrid Method was determined to be the most appropriate method to ascertain the estimated value of the Company’s common stock for purposes of the February 2021 Valuation Report based on management’s estimate because it considers a potential IPO in the near term.

The Company’s common stock fair value was determined to be $1.27 per share for the IPO scenario and $0.25 per share for the stay-private scenario on a minority, marketable basis, which implies the value of a minority interest that lacks control but enjoys the benefit of liquidity as if it were freely tradable in an active market. These per share values were further discounted by a DLOM of 25% for the IPO scenario and 35% for the stay-private scenario, resulting in the probability-weighted fair value of the common stock of $0.32 per share as of February 26, 2021.

Securities and Exchange Commission October 5, 2021 Page 9	CONFIDENTIAL TREATMENT REQUESTED BY VENTYX BIOSCIENCES, INC.

At the time of its approval of the share purchase agreements for the Acquisitions and the transactions contemplated thereby, including the exchange of options, the Board, with input from management, carefully considered all relevant information available to it, and determined there were no material changes to the Company’s business or in the assumptions upon which the February 2021 Valuation Report was based, that affected the fair value of the Company’s common stock on the date of the February 2021 equity grants.

March 2021 Valuation Report and May 2021 Equity Grants

On May 6, 2021, the Company granted (i) 911,540 shares of common stock and (ii) options to purchase a total of 7,656,180 shares of common stock at an exercise price of $0.36 per share. The Board determined the estimated fair value of the common stock at the time of the grants was $0.36 per share based on a number of factors, including a valuation report from its third-party independent valuation firm in March 2021 (the “March 2021 Valuation Report”).

The March 2021 Valuation Report estimated the fair value of the common stock by using the Hybrid Method as described for the February 2021 Valuation Report and February 2021 equity grants. The Hybrid Method for the March 2021 Valuation Report considered an IPO scenario and a stay-private scenario. The Board, in consultation with management, weighted the probability of the IPO scenario at 20% and the stay-private scenario at 80%. The Company believes that the potential future events used in the valuation and the probability weighting of each future event were appropriate at the time. While the Company internally contemplated a proposed filing in connection with an IPO, it had not hired bankers or proceeded with a customary organizational meeting. The Hybrid Method was determined to be the most appropriate method to ascertain the estimated value of the Company’s common stock for purposes of the March 2021 Valuation Report based on management’s estimate because it considers a potential IPO in the near term.

The Company’s common stock fair value was determined to be $1.38 per share for the IPO scenario and $0.26 per share for the stay-private scenario on a minority, marketable basis, which implies the value of a minority interest that lacks control but enjoys the benefit of liquidity as if it were freely tradable in an active market. These per share values were further discounted by a DLOM of 20% for the IPO scenario and 35% for the stay-private scenario, resulting in the probability-weighted fair value of the common stock of $0.36 per share as of March 31, 2021.

At the time of the May 2021 equity grants, the Board, with input from management, carefully considered all relevant information available to it, and determined there were no material changes to the Company’s business since March 2021, or in the assumptions upon which the March 2021 Valuation Report was based, which affected the fair value of the Company’s common stock on the date of the May 2021 equity grants.

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June 2021 Valuation Report and August 2021 Equity Grants

On August 17, 2021, the Company granted options to purchase a total of 11,156,154 shares of common stock at an exercise price of $0.63 per share. The Board determined the estimated fair value of the common stock at the time of the grants was $0.63 per share based on a number of factors, including a valuation report from its third-party independent valuation firm in June 2021 (the “June 2021 Valuation Report”).

The June 2021 Valuation Report estimated the fair value of the common stock by using the Hybrid Method as described for the February 2021 Valuation Report and February 2021 equity grants. The Hybrid Method for the June 2021 Valuation Report considered an IPO scenario and a stay-private scenario. The Board of Directors, in consultation with management, weighted the probability of the IPO scenario at 50% and a stay-private scenario at 50%. The increase in the probability of the IPO scenarios is attributable to the Company’s engagement of bankers and the completion of the Company’s IPO organizational meeting. The Company believes that the potential future events used in the valuation and the probability weighting of each future event were appropriate at the time, taking into account the significant risks in consummating an IPO, including market volatility and the fact that the Company had not yet confidentially submitted or filed a Registration Statement with the Commission. The Hybrid Method was determined to be the most appropriate method to ascertain the estimated value of the Company’s common stock for purposes of the June 2021 Valuation Report based on management’s estimate because it considers a potential IPO in the near term.

The Company’s common stock fair value was determined to be $1.26 per share for the IPO scenario and $0.19 per share for the stay-private scenario on a minority, marketable basis, which implies the value of a minority interest that lacks control but enjoys the benefit of liquidity as if it were freely tradable in an active market. These per share values were further discounted by a DLOM of 10% for the IPO scenario and 35% for the stay-private scenario, resulting in the probability-weighted fair value of the common stock of $0.63 per share as of June 10, 2021.

September 2021 Valuation Report and September 2021 Equity Grants

On September 17, 2021, the Company granted options to purchase a total of 14,198,005 shares of common stock at an exercise price of $0.84 per share. The Board determined the estimated fair value of the common stock at the time of the grants was $0.84 per share based on a number of factors, including a valuation report from its third-party independent valuation firm in September 2021 (the “September 2021 Valuation Report”) and the consummation of the Company’s Series B convertible preferred stock financing in September 2021.

The September 2021 Valuation Report estimated the fair value of the common stock by using the Hybrid Method as described for the February 2021 Valuation Report and February 2021 equity grants. The Hybrid Method for the September 2021 Valuation Report considered an IPO scenario and a stay-private scenario. The Board of Directors, in consultation with management, weighted the probability of the IPO scenario at 60% and a stay-private scenario at 40%. The increase in the probability of the IPO scenario is attributable to the confidential submission of the Registration Statement with the Commission. The Company believes that the potential future events used in the valuation and the probability weighting of each future event were appropriate at the time, taking into account the significant risks in consummating an IPO, including market volatility and the fact that the Company had not yet publicly filed a Registration Statement with the Commission. The Hybrid Method was determined to be the most appropriate method to ascertain the estimated value of the Company’s common stock for purposes of the September 2021 Valuation Report based on management’s estimate because it considers a potential IPO in the near term.

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The Company’s common stock fair value was determined to be $1.35 per share for the IPO scenario and $0.31 per share for the stay-private scenario on a minority, marketable basis, which implies the value of a minority interest that lacks control but enjoys the benefit of liquidity as if it were freely tradable in an active market. These per share values were further discounted by a DLOM of 7% for the IPO scenario and 35% for the stay-private scenario, resulting in the probability-weighted fair value of the common stock of $0.84 per share as of September 10, 2021.

Summary

The Company advises the Staff that it has not granted any additional options below the IPO price subsequent to those granted on September 17, 2021 (“the “Most Recent Grant Date”). The Company believes the difference between the fair value of its common stock as the Most Recent Grant Date and the midpoint of the estimated Preliminary Price Range is the result of the following factors:

•

Better Market Conditions. The Preliminary Price Range also took into account performance and valuations of companies in the biotechnology industry that the lead underwriters expect will be viewed as comparable to the Company.

•

Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Company’s Stock. The September 2021 Valuation Report reflected the illiquidity of the Company’s common stock on September 10, 2021 and the uncertainty of the IPO. The difference between the fair value of the Company’s common stock as of the Most Recent Grant Date and the midpoint of the estimated Preliminary Price Range reflects a discount of approximately [***]%. In contrast, and given the probability to the completion of the Company’s IPO, the Preliminary Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public market without discounts for illiquidity and lack of marketability.

•

Conversion of Convertible Preferred Stock. The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. Furthermore, holders of outstanding convertible preferred stock are entitled to receive liquidation preferences prior to payments to holders of common stock in the event of any liquidation, dissolution or winding-up of the Company. In addition, holders of the Company’s outstanding convertible preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock. The holders of convertible preferred stock also have anti-dilution protection under certain circumstances and special voting rights. The Preliminary Price Range contemplates the automatic conversion of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in an increased common stock valuation.

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•

Substantially Enhanced Balance Sheet and Financial Resources. Given the proximity to the completion of the IPO, the Preliminary Price Range assumes a successful offering. The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase the Company’s strategic flexibility, and provide enhanced operational flexibility, increasing the value of the Company’s common stock compared to that of a private company.

•

Positive Investor Feedback. Favorable feedback from potential investors following the “testing the waters” meetings that occurred in late September (following those that were made on the Most Recent Grant Date) and October 2021, which suggested that there was investor interest in the Company at a step-up in valuation. This feedback suggests that the market would be receptive to the Company’s IPO despite the early stage status of the Company’s product candidates.

•

Ongoing IPO Process. In addition to holding “testing the waters” meetings, the Company has taken several steps toward the completion of an IPO, including responding to inquiries by the SEC staff and filing its first public Registration Statement on September 29, 2021.

Conclusion

In light of the foregoing, the Company believes that the actions of the Board to estimate the fair value of the Company’s common stock during the Review Period complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), the best practices outlined in the Practice Guide, and the Internal Revenue Code of 1986, as amended.

****

Securities and Exchange Commission October 5, 2021 Page 13	CONFIDENTIAL TREATMENT REQUESTED BY VENTYX BIOSCIENCES, INC.

Please direct any questions regarding the contents of this letter to me at (858) 350-2308 or mwaters@wsgr.com or Robert Wernli at (858) 350-2273 or rwernli@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Martin J. Waters
Martin J. Waters

cc:	Raju Mohan, Ventyx Biosciences, Inc.
Christopher Krueger, Ventyx Biosciences, Inc.
Martin Auster, Ventyx Biosciences, Inc.
Robert L. Wernli, Jr., Wilson Sonsini Goodrich & Rosati, P.C.
Jason Skolnik, Wilson Sonsini Goodrich & Rosati, P.C.
Charles S. Kim, Cooley LLP
Kristin Vanderpas, Cooley LLP
Dave Peinsipp, Cooley LLP
Tim Holl, Ernst & Young LLP